December 30, 2013

Brian A. Johnson

+1 212 230 8800 (t)

+1 212 230 8888 (f)

brian.johnson@wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Eleven Biotherapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 9, 2013
CIK No. 0001485003

Ladies and Gentlemen:

On behalf of Eleven Biotherapeutics, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 20, 2013 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Risk Factors, page 11

Risks Related to the Commercialization of Our Product Candidates, page 20

“Even if EB-005 or any other product candidate …“ page 20

1.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements on pages 21 and 47 that you have not independently verified any third-party industry or market data could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include statements specifically accepting liability for information that appears in your registration statement that was obtained from third party source.

Securities and Exchange Commission

December 30, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 46 of the Registration Statement.

Summary, page 1 Company Overview, page 1

2.	We note your statement on page 4 that you submitted an IND to the FDA “for purposes of conducting clinical trials of EBI-005 for the treatment of dry eye disease.” We also note your statement that you plan to initiate a Phase 2 clinical trial in 2014 of EBI-005 in patients with allergic conjunctivitis. Please disclose if you have filed an IND for that indication. If you have not filed an IND for that indication, please disclose why you do not believe you need one in order to commence clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 102 of the Registration Statement.

Rule 83 Confidential Treatment Request by Eleven Biotherapeutics, Inc.

Request #1

The Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s results of operations, current financial condition and markets, the economic conditions in and future prospects for the industry in which the Company competes, the Company’s management, currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company, and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.

Eleven Biotherapeutics, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Commission provide timely notice to Abbie C. Celniker, Ph.D., President and Chief Executive Officer, 215 First Street, Suite 400, Cambridge, MA 02142, telephone (617) 871-9911, before it permits any disclosure of the bracketed information contained in Request #1.

Securities and Exchange Commission

December 30, 2013

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. §200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operation.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8800 or email at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson, Partner

cc:	Abbie C. Celniker, Ph.D.